SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/25/13


1. NAME OF REPORTING PERSON
Bulldog Investors Funds, Bulldog Investors, LLC
(f/k/a Brooklyn Capital Management), Phillip Goldstein,
Andrew Dakos and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
726,356

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
726,356
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
726,356

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.49%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed September 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/2012. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC
(f/k/a Brooklyn Capital Management, LLC), a registered investment advisor. As of September 25, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 726,356 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 726,356 shares of SVVC include 339,839 shares (representing 3.97% of SVVC's outstanding shares) that are beneficially owned by
(1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP,
Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 726,356 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 386,5175 shares (representing 4.52% of SVVC's outstanding shares).


c) During the past sixty days, the following shares of SVVC were sold:

Date:		        Shares:		Price:
08/09/13		(1,889)		22.5000
08/12/13		(3,634)		22.6200
08/13/13		(5,335)		22.6000
08/19/13		(656)		22.7560
08/20/13		(2,486)		22.6000
08/26/13		(5,576)		24.3052
09/04/13		(5,311)		23.4025
09/05/13		(6)		23.4400
09/06/13		(3,955)		23.4325
09/10/13		(1,147)		23.4800
09/13/13		(31,800)	24.2471
09/13/13		(3,500)		24.4176
09/16/13		(6,400)		24.5112
09/17/13		(9,525)		24.4354
09/18/13		(100)		24.4500
09/20/13		(4,449)		24.2479
09/24/13		(1,604)		24.4034
09/25/13		(28,153)	24.6358







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/26/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels